Dear Shareholder:

      We are making a Shareholders’ Circular available to shareholders of Equant N.V., a Dutch company, in connection with the solicitation of proxies for use at an extraordinary general meeting of shareholders to be held on May 24, 2005, at the time and location and for the purposes set forth in the Notice of Extraordinary General Meeting of Shareholders or at any adjournment of that meeting. A copy of the Notice of the Extraordinary General Meeting, the Shareholders’ Circular and the Exhibits to the Shareholders’ Circular are available on our website or upon written request addressed to our offices.

      As discussed in more detail in the Shareholders’ Circular, the extraordinary general meeting is being held to consider and to approve the transactions contemplated by the combination agreement entered into by Equant and France Telecom on February 9, 2005. The combination agreement provides that Equant would sell to France Telecom substantially all of its assets, and in exchange for which, France Telecom would assume substantially all of Equant’s liabilities and pay to Equant a sum of cash representing an implied consideration of €4.30 per Equant share. Following the sale, the combination agreement provides that Equant’s cash proceeds from the sale would be distributed to Equant’s shareholders and that Equant N.V. would be liquidated.

      The Special Committee of independent directors of our Supervisory Board unanimously determined that the terms of the combination were in the interest of all of Equant’s shareholders, and were fair, from a financial point of view, to Equant and all of its shareholders. In addition, each of our Supervisory Board and our Management Board members determined that our entering into the transaction described in the Shareholders’ Circular is reasonable and fair to Equant and all of its shareholders, and has approved the proposed transactions. The Special Committee, the Supervisory Board and the Management Board each recommends that you vote “for” approval and adoption of the resolutions described in the Shareholders’ Circular in order to effect the contemplated transactions.

      France Telecom and its controlled affiliates own in the aggregate approximately 54.1% of the voting power of Equant. Because the proposals being voted on will be validly adopted upon their approval by a majority of the votes cast at the extraordinary general meeting, and France Telecom has agreed to vote, and to cause its controlled affiliates to vote, their Equant shares for the combination, the approval of the combination at the extraordinary general meeting is assured without the affirmative vote of any other shareholder.

      The Shareholders’ Circular contains information on how to obtain a proxy card. Whether or not you plan to attend the extraordinary general meeting, please take the time to vote by completing and mailing a proxy card or, if your shares are held through a broker or nominee, following the instructions of such broker or nominee to vote your shares. If you do not return a proxy card, or fail to instruct your broker or nominee how to vote any shares held for you in your broker’s or nominee’s name, your vote will be deemed not to have been cast. The Supervisory and Management Boards urge all shareholders to vote.

      This proxy solicitation is made on our behalf, and we will bear the cost of this solicitation. We will reimburse brokerage firms, fiduciaries and custodians for their reasonable expenses in forwarding solicitation materials to the beneficial owners of our shares.

      The solicitation of proxies for use at the extraordinary general meeting is not subject to the proxy rules contained in Regulation 14A under the U.S. Securities Exchange Act of 1934, because we are a “foreign private issuer.”

Sincerely yours,
/s/ Charles Dehelly
President and CEO

The Shareholders’ Circular is dated April 22, 2005, and is first being made available to shareholders of Equant at this time for inspection and can be obtained free of charge at the registered address of Equant N.V., at Heathrowstraat 10, 1043 CH Amsterdam, The Netherlands, or by
visiting www.equant.com.